ISSUED ON BEHALF OF RELX PLC AND RELX NV

7 June 2016

Director/PDMR Shareholding

RELX Group was notified yesterday that on 6 June 2016, Carol Mills, a non-executive director of RELX PLC and RELX NV, purchased 3,000 RELX PLC American Depositary Shares (ADS) on the New York Stock Exchange at $18.6627 per ADS. One RELX PLC ADS is equal to one RELX PLC ordinary share.

As a result of this transaction, Ms Mills’ interests in the share capital of RELX PLC is as follows:

3,000 RELX PLC ordinary shares.